SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Empire State Realty OP, L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series ES operating partnership units	292102100
Series 60 operating partnership units	292102209
Series 250 operating partnership units	292102308
Series PR operating partnership units	—
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Executive Vice President and General Counsel

Empire State Realty Trust, Inc.

One Grand Central Place
60 East 42nd Street

New York, NY 10165

(212) 687-8700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Yoel Kranz

Ettore Santucci

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 248,850,000	$32,052

(1)	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The valuation is calculated based on the product of multiplying (a) 15,000,000, the number of operating partnership units of Empire State Realty OP, L.P. proposed to be exchanged, by (b) $16.59, which is the average of the high and low price for the Class A common stock of Empire State Realty Trust, Inc. (“ESRT”) on the New York Stock Exchange on May 23, 2014. Holders of operating partnership units may elect to have their units redeemed for cash equal to the value of the ESRT Class A common stock or, at the election of ESRT, for shares of ESRT Class A common stock.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $32,052	Filing Party: Empire State Realty OP, L.P.

Form or Registration No.: Schedule TO	Date Filed: May 28, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2014 and amended by Amendment No. 1 filed with the SEC on June 17, 2014. The Schedule TO, as amended by this Amendment No. 2, relates to the offer (the “Exchange Offer”) by Empire State Realty OP, L.P., a Delaware limited partnership (the “Company), to acquire up to 15,000,000 operating partnership units on a pro rata basis from all tendering holders of (i) Series ES operating partnership units (“Series ES OP Units”), (ii) Series 60 operating partnership units (“Series 60 OP Units”), (iii) Series 250 operating partnership units (“Series 250 OP Units”), and (iv) Series PR operating partnership units (“Series PR OP Units” and, together with Series ES OP Units, Series 60 OP Units and Series 250 OP Units, the “OP Units”).

This Amendment No. 2 adds as an exhibit an additional written communication made by the Company regarding the Exchange Offer. Except as amended hereby as set forth below, all terms of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. All capitalized terms in this Amendment No. 2 and not otherwise defined herein have the respective meaning ascribed to them in the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and the Offer to Exchange, dated May 28, 2014, as amended on June 17, 2014 (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO.

The Schedule TO as amended and supplemented by this Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange, dated May 28, 2014.

(a)(1)(B)(i)*	Letter of Transmittal to the holders of Series ES OP Units, dated May 28, 2014.

(a)(1)(B)(ii)*	Letter of Transmittal to the holders of Series 60 OP Units, dated May 28, 2014.

(a)(1)(B)(iii)*	Letter of Transmittal to the holders of Series 250 OP Units, dated May 28, 2014.

(a)(1)(B)(iv)*	Letter of Transmittal to the holders of Series PR OP Units, dated May 28, 2014.

(a)(1)(C)*	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(1)(E)*	Form of Cover Letter to Beneficial Holders of OP Units.

(a)(1)(F)*	Form of Instruction Booklet.

(a)(1)(G)*	Form of Document Package Guide.

(a)(1)(H)	Letter to holders of OP Units, dated June 19, 2014.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release of Empire State Realty Trust, Inc., dated May 28, 2014.

(a)(5)(B)*	Transcript of recorded investor presentation by Anthony E. Malkin and Thomas N. Keltner, Jr., dated May 28, 2014.

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated October 1, 2013, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(2)	Secured Revolving and Term Credit Facility dated October 7, 2013 among Empire

State Realty OP, L.P., ESRT Empire State Building, L.L.C., Empire State Realty Trust, Inc., the subsidiaries of Empire State Realty OP, L.P. from time to time party thereto, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA and the other lenders party thereto, incorporated by reference to Exhibit 10.19 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(3)

Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein, dated October 7, 2013, incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE STATE REALTY OP, L.P.
	By:	Empire State Realty Trust, Inc., as general partner

Date: June 19, 2014	By:	/s/ Thomas N. Keltner, Jr.
	Name:	Thomas N. Keltner, Jr.
	Title:	Executive Vice President and General Counsel